[The D3 Family Fund Logo]


            December 29, 2002


            Mr. Edward K. Wissing Chairman of the Board of Directors Pediatric Services of America, Inc. 310 Technology Parkway
            Norcross, GA 30092

            Dear Ed:

            While we are genuinely pleased with PSA's recent changes in corporate governance and the company's reiteration of earnings guidance for fiscal 2003, we remain extremely unhappy about the overcompensation of the company's CEO. As you know, on three separate occasions in the last several months we communicated in writing our concerns about his compensation to the board. The large bonus the board has just awarded him for 2002, plus the constructive termination protection just added to his severance package, show that the board's view and ours of what constitutes appropriate CEO compensation remain widely divergent. Therefore from now on we believe that we must communicate with the board and the public simultaneously. In that manner your outside shareholders, who own 95% of the company, will be in a better position to hold the board of directors accountable for its actions.

            We believe strongly, as a matter of first principle, that CEO compensation must be driven only by corporate performance and by the creation of shareholder value. CEO compensation is not an entitlement.

            PSA management forecast on two quarterly earnings calls that the company would exit fiscal 2002 at an EBITDA margin of 9%. On numerous other occasions over the past three years management stated that their goal was to restore profitability to this level by about this time. Management and the Street were right to focus on the EBITDA margin as the paramount goal. It is the most crucial indicator of the financial and operational health of this company. EBITDA restoration also shows the company's recovery from the brink of disaster several years ago. But instead of exiting the fourth fiscal quarter of 2002 at 9%, the company delivered only 6%.

            After he missed this crucial metric by one-third, a miss which earlier in the year caused the share price to tumble from 12 to 5, the board then "rewarded" the CEO with a $200,000 cash bonus for fiscal 2002, fully 55.5% of his base, gave him a 5% raise, and gilded the lily of an already excessive severance package. The board provided no detailed justification for these astonishing decisions in the draft proxy statement the company filed with the SEC on December 17, leaving shareholders' imaginations free to fill the resulting informational vacuum.
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            We  believe  that a CEO who  misses  such a key  goal by such a wide margin deserves no bonus at all. Such a CEO should be grateful that he still has a job. We believe that the board's decisions cannot stand.

            We ask that PSA not mail the draft proxy to the shareholders. We ask, instead, that you delay the annual meeting long enough so that you will have adequate time to bring the CEO's compensation down to earth and that you publish his revised contract and bonus in an amended proxy when rescheduling the meeting. We believe that the following five changes should be made in his compensation package:

            1. The $200,000 bonus for 2002 should be reduced to zero. If already paid, the funds should be returned to the company. (We have no problem with the CFO's bonus. We believe that the improvements in the company's DSO's, in receivables quality, in the company's net debt level, and the management of insurance costs show that the CFO earned his bonus.)

            2. The change in the CEO's severance package, enabling him to yank his golden parachute if a majority of directors, not previously approved by the board, are elected to the board, should be eliminated completely. This new provision is outrageous and indefensible; it rewards a CEO for misfeasance which causes him to lose control of the board. If the CEO is so anxious that he will not continue to serve without this new model parachute, perhaps the board should let him jump without it. In the real world accountability exists. Why should he be cocooned?

            3. The economics of the severance package are also excessive, providing the CEO with up to 42 months of salary plus 150% of his prior year bonus plus full vesting plus full funding of deferred compensation. The immediate cash components alone could aggregate to as much as 38% of PSA's fully taxed operating profit for fiscal 2002! We believe that a founder/CEO certainly is entitled to severance protection, but we believe that a simple month of severance for each year of service to the company ought to be adequate for the CEO. Anything beyond that rewards incompetence and should be relinquished.

            4. No public company CEO needs an $80,000 luxury automobile at company expense. A $20,000 vehicle should be perfectly adequate and that is what we recommend. If, for some reason, this CEO requires more, his salary is large enough for him to pay for it himself.

            5. The CEO should have no more raises in his salary until the company returns to the 9% EBITDA margin. We are not opposed to raises for other executives or for the rank and file. We all live in a world where costs inflate. But this CEO nearly presided over the ruin of this company several years ago. Until he fully restores the company's profitability he should not receive further raises. It should be enough for him that he still has his job.


            The board Compensation Committee needs to be changed to bring its composition and its views into proper alignment with the economic
            realities  of  the   Sarbanes-Oxley   world  of  improved  corporate
            governance. We do not expect these committee changes to occur before the upcoming annual meeting, but we would like to see them made by the middle of the new calendar year. Two changes are needed: first, PSAI needs to have a new Compensation Committee chair, one who is more independent of the CEO, one who has not served on the board of this company since its founding in 1989. Second, the majority of the members of the committee also need to be relatively new and fully independent so that they will serve as shareholder advocates, not as benefactors of the CEO.
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            Unless all five of our CEO compensation  suggestions are accepted by the board and implemented by the company before the annual meeting, we will vote all of our shares against the re-election of the CEO to the board and we will urge all other shareholders to do the same.

            In addition, unless all five CEO compensation changes are made and the Compensation Committee changes accepted for subsequent implementation, we will convene a special shareholder meeting, separate from the annual meeting, at which we will seek to elect a new independent slate of outside directors to take the majority of seats on the board. We would develop this slate in active consultation with the other outside shareholders of the company. Nominees would conceive of themselves as advocates for the best interests of all shareholders, rather than as benefactors or cronies of the CEO.

            The recent enactment of the Sarbanes-Oxley legislation signifies that the Congress, the SEC, and the White House see themselves as shareholder advocates. The nation is disgusted with corporate cronyism, angered by excessive executive compensation, and committed to seeing CEO compensation tightly and directly linked to performance which builds real long term shareholder value. This CEO and this board now must demonstrate persuasively that they embrace this new reality.



            Sincerely yours,


            /s/DAVID NIERENBERG

            David Nierenberg